Exhibit 99

OTHER FAIR VALUE DISCLOSURES

Many, but not all, of the financial instruments we hold are recorded at fair value in the Condensed Consolidated Statements of Financial Condition.  Refer to Note 3 pages 95 – 96 of our 2010 Form 10-K for discussion of the methods and assumptions we apply to the determination of fair value of our financial instruments that are not otherwise recorded at fair value.

The carrying amounts and estimated fair values of our financial instruments that are not carried at fair value are as follows:

	March 31, 2011		September 30, 2010
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(in thousands)
Financial assets:
Bank loans, net	$6,028,387	$6,046,336	$6,094,929	$6,099,106
Financial liabilities:
Bank deposits	6,~~711,204~~710,583	6,~~717,607~~716,986	7,079,718	7,088,297
Other borrowings	-	-	2,557,000	2,557,613
Corporate debt	354,362	411,931	355,964	421,132

NOTE 4 – TRADING INSTRUMENTS AND TRADING INSTRUMENTS SOLD BUT NOT YET PURCHASED

	March 31, 2011		September 30, 2010
	Trading Instruments	Instruments Sold but Not Yet Purchased	Trading Instruments	Instruments Sold but Not Yet Purchased
	(in thousands)

Municipal and provincial obligations	$155,430	$869	$168,353	$296
Corporate obligations	60,736	8,082	38,471	693
Government and agency obligations	42,111	71,438	36,894	99,631
Agency MBS and CMOs	165,220	1,038	278,578	105
Non-Agency CMOs and ABS	27,769	-	8,297	-
Total debt securities	451,266	81,427	530,593	100,725

Derivative contracts	18,808	6,533	26,367	1,649
Equity securities	52,966	19,811	31,644	28,664
Other securities	6,603	-	2,843	-
Total	$529,643	$107,771	$591,447	$131,038

Auction rate securities totaling $7.5 million and $9.1 million at March 31, 2011 and September 30, 2010, respectively, are included predominately within the Municipal and Provincial Obligations presented in the table above. There were no auction rate securities in Trading Instruments Sold but Not Yet Purchased as of either March 31, 2011 or September 30, 2010.

See Note 3 for additional information regarding the fair value of Trading Instruments and Trading Instruments Sold but Not Yet Purchased.

NOTE 5 - AVAILABLE FOR SALE SECURITIES

Available for sale securities are comprised primarily of CMOs and other mortgage-related debt securities owned by RJ Bank, and certain equity securities owned by our non-broker-dealer subsidiaries. There were proceeds of $11.4 million from the sale of available for sale securities during the six month period ended March 31, 2011, which resulted in total losses of $209,000.  There were no proceeds from the sale of available for sale securities for the six month period ended March 31, 2010.

Original Page Number 15

The average balance of the impaired loans and the related interest income recognized in the Condensed Consolidated Statements of Income are as follows:

	Three Months Ended March 31,		Six Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)
Average impaired loan balance:
CRE loans	$46,923	$48,337	$46,998	$54,443
Residential mortgage loans:
First mortgage loans	20,139	6,154	18,607	4,836
Home equity loans/lines	143	128	144	128
Total	$67,205	$54,619	$65,749	$59,407

Interest income recognized:
CRE loans	$-	$-	$-	$-
Residential mortgage loans:
First mortgage loans	70	24	136	51
Home equity loans/lines	1	1	2	2
Total	$71	$25	$138	$53

The credit quality of RJ Bank’s loan portfolio is summarized monthly using the standard asset classification system utilized by the Office of Thrift Supervision (“OTS”) and the other federal banking agencies.  These classifications are divided into three groups:  Not Classified (Pass), Special Mention, and Classified or Adverse Rating (Substandard, Doubtful and Loss) and are defined as follows:

Pass – Loans which are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less costs to acquire and sell, of any underlying collateral in a timely manner.

Special Mention – Loans which have potential weaknesses that deserve management’s close attention. These loans are not adversely classified and do not expose RJ Bank to sufficient risk to warrant an adverse classification.

Substandard – Loans which are inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Loans with this classification are characterized by the distinct possibility that RJ Bank will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans which have all the weaknesses inherent in loans classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently known facts, conditions and values.

Loss – Loans which are considered by management to be uncollectible and of such little value that their continuance on RJ Bank’s books as an asset, without establishment of a specific valuation allowance or charge-off, is not warranted.  RJ Bank ~~would~~does not have any loan balances within this classification as in accordance with its accounting policy, loans, or a portion thereof considered to be uncollectible, are charged-off prior to the assignment of this classification.

RJ Bank’s credit quality of its held for investment loan portfolio as of March 31, 2011 is presented in the following table:

				Residential Mortgage
	Commercial	CRE Construction	CRE	First Mortgage	Home Equity	Consumer	Total

	(in thousands)

Pass	$3,355,722	$42,656	$623,652	$1,688,123	$31,335	$5,873	$5,747,361
Special mention	38,522	18,842	63,698	30,807	167	-	152,036
Substandard	105,513	-	101,660	92,263	311	-	299,747
Doubtful	-	-	10,559	-	-	-	10,559
Total	$3,499,757	$61,498	$799,569	$1,811,193	$31,813	$5,873	$6,209,703

Original Page Number 22

•
A $4 million, or 36%, increase in pre-tax income generated by our Asset Management segment.  This increase resulted primarily from the increase in our assets under management arising from both increased valuations in the equity markets and the net inflows of client assets.

On April 1, 2011 we completed our previously announced acquisition of Howe Barnes Hoefer and Arnett, Inc. (“Howe Barnes”).  This acquisition reflects our growth strategy to expand both our capital markets and our private client presence in strategic markets.  Our acquisition of Howe Barnes will not have a material impact on our consolidated financial position.

On April 11, 2011, we completed a sale of $250 million aggregate principal amount of 4.25% senior notes, due April 2016.  Coupled with our existing liquidity, we believe we are well positioned to execute our growth strategies in each of our core businesses.

As we anticipated, regulations that will arise under the Dodd-Frank Wall Street Reform & Consumer Protection Act (“Dodd-Frank”) ~~are still being written~~have yet to be adopted by various regulatory agencies.  We are closely monitoring this rule making process and while the exact impact of new rules on our business is still uncertain, our expectation remains that the legislation will not have a significant impact on our operations.  We do anticipate an increase in compliance costs once any new rules are adopted.  There has been no change in our expectations regarding how this new legislation will impact the regulation and oversight of RJ Bank by the Office of the Comptroller of the Currency.  We continue to anticipate a change in our federal bank regulator to become effective in mid-2011, to be followed by the conversion of RJ Bank to a commercial bank, at which time we will become a Bank Holding Company subject to the supervision of the Federal Reserve Board.

The balance of ARS held by our clients of approximately $370 million as of March 31, 2011 continues to decline through redemptions and refinancings by certain issuers.  Refer to the update on this matter in Item 1 of Part II of this Form 10-Q.

Six months ended March 31, 2011 compared with the six months ended March 31, 2010

Our net revenues improved by $244 million, or 17%, to $1.67 billion for the six month period ended March 31, 2011 as compared to the prior year period.  Non-interest expenses increased $155 million, or 12%, to $1.4 billion, driven primarily by higher compensation costs resulting from the increase in commissions, investment banking revenues, and overall firm profitability, partially offset by a $23 million, or 54%, decrease in the bank loan loss provision.  We generated net income of $163 million, a $64 million, or 65%, improvement over the prior year period.

Our financial results during the six month period were most significantly impacted by the factors described for the three month period unless otherwise noted:

•	A $33 million, or 49%, increase in the pre-tax income of our PCG segment.

•
A $33 million, or 60%, increase in the pre-tax income generated by RJ Bank.  This increase resulted from the factors described above and an increase in net interest income ($6 million arising from a one-time adjustment recorded during the first quarter of fiscal year 2011).

•	A $25 million, or 75%, increase in the pre-tax income of our Capital Markets segment. Our trading profits were equivalent in the two six month periods.

•	An $8 million, or 32%, increase in pre-tax income generated by our Asset Management segment.

Original Page Number 45

Segments

We currently operate through the following eight business segments: PCG; Capital Markets; Asset Management; RJ Bank; Emerging Markets; Securities Lending (formerly named “Stock Loan/Borrow”); Proprietary Capital and certain corporate activities in the Other segment.

The following table presents our consolidated and segment gross revenues and pre-tax income excluding noncontrolling interests for the periods indicated:

	Three Months Ended March 31,			Six Months Ended March 31,
	2011	2010	% Change	2011	2010	% Change
	($ in thousands)
Total company
Revenues	$866,744	$749,987	16%	$1,697,077	$1,452,656	17%
Pre-tax income excluding noncontrolling interests	126,237	89,656	41%	256,751	159,044	61%

Private Client Group
Revenues	$556,632	$469,264	19%	$1,076,063	$923,195	17%
Pre-tax income	45,990	36,543	26%	101,730	68,255	49%

Capital Markets
Revenues	177,409	149,770	18%	350,435	283,543	24%
Pre-tax income	33,689	21,999	53%	58,335	33,393	75%

Asset Management
Revenues	55,341	48,616	14%	110,928	98,614	12%
Pre-tax income	15,227	11,235	36%	30,821	23,301	32%

RJ Bank
Revenues	69,099	71,530	(3)%	146,540	140,452	4%
Pre-tax income	42,256	30,822	37%	88,720	55,459	60%

Emerging Markets
Revenues	11,962	3,884	208%	20,551	7,602	170%
Pre-tax income (loss)	1,192	(1,570)	176%	1,513	(2,982)	151%

Securities Lending
Revenues	1,479	2,218	(33)%	3,229	4,093	(21)%
Pre-tax income	330	646	(49)%	854	1,333	(36)%

Proprietary Capital
Revenues	(275)	12,683	~~(102)%~~NM	395	12,648	(97%)
Pre-tax loss	(4,032)	(42)	NM	(4,174)	(854)	NM

Other
Revenues	3,574	2,038	75%	6,977	3,796	84%
Pre-tax loss	(8,415)	(9,977)	16%	(21,048)	(18,861)	(12)%

Intersegment eliminations
Revenues	(8,477)	(10,016)	15%	(18,041)	(21,287)	15%
Pre-tax income	-	-	-	-	-	-

Original Page Number 46

The following table presents average balance data and interest income and expense data for our banking operations, as well as the related interest yields/costs, rates and interest spread for the periods indicated:

	Three Months Ended March 31,
	2011			2010
	Average Balance	Interest Inc./Exp.	Average Yield/Cost	Average Balance (4)	Interest Inc./Exp. (4)	Average Yield/Cost (4)
	($ in thousands)
Interest-earning banking assets:
Loans, net of unearned income (1)
Loans held for sale	$31,063	$223	2.90%	$62,365	$534	3.47%
Loans held for investment:
Commercial loans	3,432,915	38,673	4.51%	3,027,350	30,066	3.97%
CRE construction loans	60,979	583	3.82%	82,141	578	2.82%
CRE loans	801,865	7,957	3.97%	1,076,295	8,595	3.19%
Residential mortgage loans	1,894,877	18,919	3.99%	2,277,160	26,679	4.69%
Consumer loans	6,177	26	1.73%	18,214	87	1.94%
Total loans, net	6,227,876	66,381	4.26%	6,543,525	66,539	4.07%

Agency mortgage-backed securities	187,211	358	0.77%	240,377	448	0.74%
Non-agency collateralized mortgage obligations	222,851	2,523	4.53%	303,180	4,196	5.54%
Money Market funds, cash and cash equivalents	783,715	567	0.29%	465,002	419	0.37%
FHLB (2) stock and other	146,816	420	1.16%	121,094	249	0.83%
Total interest-earning banking assets	7,568,469	$70,249	3.71%	7,673,178	$71,851	3.75%

Non-interest-earning banking assets:
Allowance for loan losses	(144,872)			(144,463)
Unrealized loss on available for sale securities	(40,318)			(74,906)
Other assets	241,318			250,602
Total non-interest-earning banking assets	56,128			31,233

Total banking assets	$7,624,597			$7,704,411

Interest-bearing banking liabilities:
Deposits:
Certificates of deposit	$220,037	$1,541	2.84%	$206,454	$1,639	3.22%
Money Market, savings, and NOW (3) accounts	6,507,473	1,799	0.11%	6,605,383	2,358	0.14%
FHLB (2) advances and other	13,692	123	3.61%	60,559	652	4.30%

Total interest-bearing banking liabilities	6,741,202	$3,463	0.21%	6,872,396	$4,649	0.27%

Non-interest-bearing banking liabilities	58,276			26,548

Total banking liabilities	6,799,478			6,898,944
Total banking shareholder’s equity	825,119			805,467
Total banking liabilities and shareholder’s equity	$7,624,597			$7,704,411

(continued on next page)

Original Page Number 57

	Three Months Ended March 31,
	2011			2010
	Average Balance	Interest Inc./Exp.	Average Yield/Cost	Average Balance (4)	Interest Inc./Exp. (4)	Average Yield/Cost (4)
	($ in thousands)
	(continued from previous page)
Excess of interest-earning banking assets over interest-bearing banking liabilities/net interest-income	$827,267	$66,786		$800,782	$67,202

Bank net interest:
Spread			3.50%			3.48%
Margin (net yield on interest-earning banking assets)			3.53%			3.50%
Ratio of interest-earning banking assets to interest-bearing banking liabilities			112.27%			111.65%
Return on average:
Total banking assets			1.41%			1.04%
Total banking shareholder's equity			13.07%			9.93%
Average equity to average total banking assets			10.82%			10.45%

(1)
Nonaccrual loans are included in the average loan balances. Payment or income received on impaired nonaccrual loans are applied to principal. Income on other nonaccrual loans is recognized on a cash basis. Fee income on loans included in interest income for the three months ended March 31, 2011 and 2010 was $10 million~~, respectively~~in each respective period.

(2)	Federal Home Loan Bank of Atlanta (“FHLB”)

(3)	Negotiable Order of Withdrawal (“NOW”) account.

(4)
During the December 2010 quarter end, RJ Bank reclassified certain average loan balances to more closely align these balances with its assignment of credit risk utilized within the allowance for loan losses evaluation.  As a result, the average loan balances, related interest income and the respective yield calculations presented above differ from those previously reported.

	Three Months Ended March 31,
	2011 Compared to 2010
	Increase (Decrease) Due to
	Volume	Rate	Total
	(in thousands)
Interest revenue:
Interest-earning banking assets:
Loans, net of unearned income:
Loans held for sale	$(267)	$(44)	$(311)
Loans held for investment:
Commercial loans	4,028	4,579	8,607
CRE construction loans	(149)	154	5
CRE loans	(2,192)	1,554	(638)
Residential mortgage loans	(4,479)	(3,281)	(7,760)
Consumer loans	(58)	(3)	(61)
Agency mortgage-backed securities	(99)	9	(90)
Non-agency collateralized mortgage obligations	(1,112)	(561)	(1,673)
Money Market funds, cash and cash equivalents	288	(140)	148
FHLB stock and other	53	118	171
Total interest-earning banking assets	(3,987)	2,385	(1,602)

Interest expense:
Interest-bearing banking liabilities:
Deposits:
Certificates of deposit	108	(206)	(98)
Money Market, savings and NOW accounts	(36)	(523)	(559)
FHLB advances and other	(503)	(26)	(529)
Total interest-bearing banking liabilities	(431)	(755)	(1,186)
Change in net interest income	$(3,556)	$3,140	$(416)

Original Page Number 58

Results of Operations – Emerging Markets

The following table presents consolidated financial information of our Emerging Markets segment for the periods indicated:

	Three Months Ended March 31,			Six Months Ended March 31,
	2011	% Change	2010	2011	% Change	2010
	($ in thousands)
Revenues:
Securities commissions and fees	$2,380	65%	$1,446	$4,950	63%	$3,031
Investment banking	5,943	NM	295	7,849	NM	318
Investment advisory fees	1,618	89%	854	3,715	150%	1,486
Interest income	543	394%	110	736	289%	189
Trading profits	1,486	36%	1,095	3,163	27%	2,494
Other income (loss)	(8)	(110)%	84	138	64%	84
Total revenues	11,962	208%	3,884	20,551	170%	7,602

Interest expense	49	(14)%	57	108	(21)%	137
Net revenues	11,913	211%	3,827	20,443	174%	7,465

Non-interest expenses:
Compensation expense	7,297	115%	3,396	12,260	82%	6,723
Other expense	3,273	44%	2,280	6,275	48%	4,229
Total non-interest expenses	10,570	86%	5,676	18,535	69%	10,952

Income (Loss) before taxes and including noncontrolling interests:	1,343	173%	(1,849)	1,908	155%	(3,487)
Noncontrolling Interests	151		(279)	395		(505)
Pre-tax income (loss) excluding noncontrolling interests	$1,192	176%	$(1,570)	$1,513	151%	$(2,982)

The Emerging Markets segment includes the results from our joint ventures in Latin America including Argentina, Uruguay and Brazil.

Quarter ended March 31, 2011 compared to the quarter ended March 31, 2010 – Emerging Markets

Pre-tax income in the Emerging Markets segment increased by nearly $3 million, or 176%, as compared to the same quarter in the prior year.

Net revenues increased by over $8 million, primarily resulting from an increase in investment banking fees of approximately $6 million.  Our Argentine joint venture was an advisor to our institutional clients in several significant transactions.  Investment advisory fees increased nearly $1 million as our Argentine asset management venture continues to grow its assets under management, which increased by 13% to $214 million as compared to the prior year period.

Non-interest expenses increased nearly $5 million, resulting primarily from higher compensation expense resulting from the increased investment banking activity.

Six months ended March 31, 2011 compared to the six months ended March 31, 2010 – Emerging Markets

Pre-tax income in the Emerging Markets segment increased by over $4 million, or 151%, for the six months as compared to the prior year period.

Net revenues increased by nearly $13 million, primarily resulting from a $2 million increase in securities commissions and an $8 million increase in investment banking fees.  The investment banking fee increase results from our Argentine joint venture providing advisory services to institutional clients in several significant transactions during the current year period.  Investment advisory fees increased by over $2 million as our Argentine asset management venture have grown their assets under management 13% as compared to the prior year period.

Non-interest expenses increased nearly $8 million, resulting primarily from higher compensation expense resulting from the increased investment banking activity.

Original Page Number 63

Results of Operations – Proprietary Capital

The following table presents consolidated financial information for the Propriety Capital segment for the periods indicated:

	Three Months Ended March 31,			Six Months Ended March 31,
	2011	% Change	2010	2011	% Change	2010
	($ in thousands)
Revenues:
Interest	$(20)	~~(135)%~~NM	$57	$180	210%	$58
Investment advisory fees	237	(14)%	275	475	(14)%	550
Other	(492)	~~(104)%~~NM	12,351	(260)	~~(102)%~~NM	12,040
Total revenues	(275)	~~(102)%~~NM	12,683	395	(97)%	12,648

Expenses:
Compensation expense	465	30%	357	1,104	26%	878
Other expenses	168	(91)%	1,816	264	(87)%	2,046
Total expenses	633	(71)%	2,173	1,368	(53)%	2,924

Income before taxes and including noncontrolling interests:	(908)	(109)%	10,510	(973)	~~(110)%~~NM	9,724
Noncontrolling interests	3,124		10,552	3,201		10,578
Pre-tax loss excluding noncontrolling interests	$(4,032)	NM	$(42)	$(4,174)	(389)%	$(854)

Proprietary Capital segment consists of our principal capital and private equity activities and the segment results are substantially determined by the valuations within Raymond James Capital Partners, L.P. (“Capital Partners”), Raymond James Employee Investment Funds I and II (the “EIF Funds”), and the valuations of our direct merchant banking investments and our investments in third-party private equity funds.  As of March 31, 2011, our merchant banking investments, at fair value, include a $19 million investment in a manufacturer of crime investigation and forensic supplies (the “Forensic Supply Company”), a $17 million investment in an event photography business, and a $18 million indirect investment (through Capital Partners) in an allergy immunotherapy testing and treatment supply company ( the “Allergy Company”).

Quarter ended March 31, 2011 compared to the quarter ended March 31, 2010 – Proprietary Capital

Pre-tax loss generated by this segment increased $4 million as compared to the same quarter in the prior year.

In the current year period, the results include a $3 million write-down in the value of our investment in the Forensic Supply Company as well as approximately $400,000 in write-downs in the value of certain other holdings.  These write-downs were partially offset by a net $700,000 increase (after adjustment for the portion of the business we do not own) in the value of the Allergy Company.

The prior year period reflected nearly break-even results that included two non-recurring events.  One was a $12 million increase in the value of our investments, primarily due to an increase in the value of the Allergy Company.  Since we only own a portion of that business, net of the noncontrolling interests, our share of this prior period increase netted to a prior period gain of approximately $2 million.  Nearly offsetting this prior period net gain were other expenses of nearly $2 million related to due diligence activities which were not incurred during the current year period.

Six months ended March 31, 2011 compared to the six months ended March 31, 2010 – Proprietary Capital

Pre-tax loss generated by this segment increased approximately $3 million for the six months as compared to the prior year period.

In the current year period, the results include a $3 million write-down in the value of our investment in the Forensic Supply Company as well as approximately $400,000 in write-downs in the value of certain other holdings.  These write-downs were partially offset by a net $700,000 increase (after adjustment for the portion of the business we do not own) in the value of the Allergy Company.

Original Page Number 65

Liquidity and Capital Resources

Liquidity is essential to our business.  The primary goal of our liquidity management activities is to ensure adequate funding to conduct our business over a range of market environments.

Senior management establishes our liquidity and capital policies. These policies include senior management’s review of short- and long-term cash flow forecasts, review of monthly capital expenditures, the monitoring of the availability of alternative sources of financing, and the daily monitoring of liquidity in our significant subsidiaries. Our decisions on the allocation of capital to our business units consider, among other factors, projected profitability and cash flow, risk and impact on future liquidity needs. Our treasury department assists in evaluating, monitoring and controlling the impact that our business activities have on our financial condition, liquidity and capital structure as well as maintains our relationships with various lenders. The objectives of these policies are to support the successful execution of our business strategies while ensuring ongoing and sufficient liquidity.

Liquidity is provided primarily through our business operations and financing activities.  Financing activities could include bank borrowings, repurchase agreement transactions or additional capital raising activities under the “universal” shelf registration filed with the Securities and Exchange Commission (“SEC”) in May 2009, which is still effective and could facilitate such purposes.

Cash provided by operating activities during the six months ended March 31, 2011 was approximately $1.1 billion, mainly driven by an increase in cash resulting from our successful operating results over the period, and a decrease in assets segregated pursuant to regulations and other segregated assets.  These assets decreased as a result of the transactions associated with the point-in-time regulatory balance sheet composition requirements related to RJ Bank’s qualifying as a thrift institution at September 30, 2010 (for more information regarding these point-in-time transactions, see Note 2 of the Notes to the Condensed Consolidated Financial Statements in this Form 10-Q, and Note 22 on page 130 of our 2010 Form 10-K). This increase in operating cash was partially offset by the use of operating cash resulting from an increase in securities purchased under agreements to resell and other collateralized financings (net of securities sold under agreements to repurchase), a decrease in stock loaned (net of stock borrowed) and a decrease in accrued compensation, commissions and benefits.

Cash provided by investing activities amounted to $~~103~~102 million for the six month period ended March 31, 2011.  Cash was received from the maturations, repayments and sales of available for sale securities, as well as a net decrease in loans.

Financing activities used $2.9 billion of operating cash for the six month period ended March 31, 2011.  This use of cash resulted predominantly from the repayment of borrowings and decrease in bank deposits, both of which had arisen as of September 30, 2010 as a result of the transactions associated with the September 30, 2010 point-in-time regulatory balance sheet composition requirements related to RJ Bank’s qualifying as a thrift institution (for more information regarding these point-in-time transactions, see Note 22 on page 130 of our 2010 Form 10-K).  Other than the impact of those point-in-time transactions, cash was also used in financing activities during the period for repayments on certain lines of credit and to pay dividends.

We believe our existing assets, most of which are liquid in nature, together with funds generated from operations, committed and uncommitted financing facilities, and the April 2011 sale of $250 million in aggregate principal amount of 4.25% senior notes due in April 2016, should provide adequate funds for continuing operations at current levels of activity.  Refer to the update regarding the potential impact on our liquidity arising from any future agreement to repurchase all or part of the ARS held by our clients in Part II – Item 1 Legal Proceedings, within this Form 10-Q.

Sources of Liquidity

In addition to $425 million of parent company cash held by RJ&A on March 31, 2011 and net proceeds from an April 2011 sale of $250 million in aggregate of senior notes (see Note 19 of the Notes to Condensed Consolidated Financial Statements for more details), we have various potential sources of liquidity as set forth below.

Original Page Number 67

Liquidity Available from Subsidiaries

Liquidity is principally available to the parent company from RJ&A, which is required to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Covenants in RJ&A’s committed secured financing facilities require its net capital to be a minimum of 10% of aggregate debit balances.  At March 31, 2011, ~~both of these brokerage subsidiaries~~RJ&A exceeded ~~their~~both the minimum regulatory ~~and, in the case of RJ&A,~~, as well as its covenant, net capital requirements. At that date, RJ&A had excess net capital of $339 million, of which approximately $144 million is available for dividend (after taking into account regulatory and covenant restrictions) while still maintaining its net capital at 15% of aggregate debit items, its current internal and informal policy.  There are also limitations on the amount of dividends that may be declared by a broker-dealer without the Financial Industry Regulatory Authority (“FINRA”) approval.

Subject to 30-day notification and approval by the Office of Thrift Supervision, RJ Bank may pay dividends to the parent company as long as RJ Bank maintains its “well capitalized” status under bank regulatory capital guidelines.  During the six month period ended March 31, 2011, RJ Bank made $100 million in dividend payments to RJF.  RJ Bank had approximately $87 million of capital in excess of the amount it would need as of March 31, 2011 to maintain a total capital to risk-weighted assets ratio of 12%, its current policy.  See further discussion of RJ Bank’s ability to pay dividends in Note 26 pages 135 – 138 in our 2010 Form 10-K.

Liquidity available to us from our subsidiaries, other than RJ&A and RJ Bank, is relatively insignificant and in certain instances may be subject to regulatory requirements.

Borrowings and Financing Arrangements

The following table presents our domestic financing arrangements with third-party lenders as of March 31, 2011:

	Committed Secured	Uncommitted Secured (1)	Uncommitted Unsecured (1)	Total
	($ in thousands)

RJ&A	$425,000	$635,100	$325,000	$1,385,100

Number of agreements	4	6	4

(1)       Lenders are under no contractual obligation to lend to us under uncommitted credit facilities.

The domestic arrangements included in the table above are in the form of either tri-party repurchase agreements, bilateral repurchase agreements, secured lines of credit, uncommitted unsecured lines of credit or uncommitted bilateral repurchase agreements.

Outstanding borrowings on the committed or uncommitted bilateral repurchase agreements were $29.8 million and $32.5 million, respectively, as of March 31, 2011.  Outstanding balances on the repurchase agreements are included in Securities Sold under Agreements to Repurchase.  The required market value of the collateral associated with the committed secured facilities ranges from 102% to 133%.

We maintain three unsecured settlement lines of credit available to our Argentine joint venture in the aggregate amount of $13.5 million. Of the aggregate amount, one settlement line for $9 million is guaranteed by RJF. There were no borrowings outstanding on any of these lines of credit as of March 31, 2011.

RJ Bank had $1.1 billion in immediate credit available from the FHLB on March 31, 2011 and total available credit of 40% of total assets, with the pledge of additional collateral to the FHLB.

RJ Bank is eligible to participate in the Federal Reserve System’s (the “FRB”) discount-window program, however, RJ Bank does not view borrowings from the FRB as a primary means of funding.  The credit available in this program is subject to periodic review and may be terminated or reduced at the discretion of the FRB.

From time to time we purchase short-term securities under agreements to resell (“reverse repurchase agreements”) and sell securities under agreements to repurchase (“repurchase agreements”). We account for each of these types of transactions as collateralized financings.  At March 31, 2011, there were collateralized financings outstanding in the amount of $62.3 million which are included in Securities Sold under Agreements to Repurchase on the Condensed Consolidated Statements of Financial Condition. Such financings are generally collateralized by non-customer, RJ&A-owned securities.  The average daily balance outstanding during the quarter ended and the period ended balances at each respective period end for repurchase agreements and reverse repurchase agreements are as follows:

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Factors Affecting “Forward-Looking Statements”

From time to time, we may publish “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, allowance for loan loss levels at RJ Bank, projected ventures, new products, anticipated market performance, recruiting efforts, regulatory approvals, ARS, and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, we caution readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. These risks and uncertainties, many of which are beyond our control, are discussed in the section entitled “Risk Factors” in Item 1A of Part I on pages 13 – 23 included in the 2010 Form 10-K and in Item 1A of Part II of this report on Form 10-Q.  We do not undertake any obligation to publicly update or revise any forward-looking statements.

Critical Accounting Policies

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”).  For a full description of these and other accounting policies, see Note 1 of the Notes to the ~~Condensed~~Consolidated Financial Statements included on pages 79 – 90 in our 2010 Form 10-K and updated in Note 1 of the Notes to the Condensed Consolidated Financial Statements in this Form 10-Q.  We believe that of our significant accounting policies, those described below involve a high degree of judgment and complexity. These critical accounting policies require estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the condensed consolidated financial statements. Due to their nature, estimates involve judgment based upon available information. Actual results or amounts could differ from estimates and the difference could have a material impact on the condensed consolidated financial statements. Therefore, understanding these policies is important in understanding the reported results of our operations and our financial position.

Valuation of Financial Instruments, Investments and Other Assets

The use of fair value to measure financial instruments, with related gains or losses recognized in our Condensed Consolidated Statements of Income and Comprehensive Income, is fundamental to our financial statements and our risk management processes.  See Note 1 pages 81 – 84 of our 2010 Form 10-K for a discussion of our fair value accounting policies regarding financial instruments owned and financial instruments sold but not yet purchased.  We have not implemented any material changes in the accounting policies described therein during the period covered by this report.

“Trading instruments” and “available for sale securities” are reflected in the Condensed Consolidated Statements of Financial Condition at fair value or amounts that approximate fair value. Unrealized gains and losses related to these financial instruments are reflected in our net income or our other comprehensive income, depending on the underlying purpose of the instrument.

As of March 31, 2011, 7.8% of our total assets and 0.9% of our total liabilities are instruments measured at fair value on a recurring basis.

Financial instruments measured at fair value on a recurring basis categorized as Level 3 amount to $169 million as of March 31, 2011 and represent 14.2% of our assets measured at fair value. Our investments in Private Equity comprise $~~156~~157 million or 93% of our Level 3 assets.  Level 3 assets represent 6% of total equity as of March 31, 2011.

Financial instruments which are liabilities categorized as Level 3 amount to $~~41~~42,000 as of March 31, 2011 and represent less than 1% of liabilities measured at fair value.

See Notes 3, 4 and 5 of the Notes to Condensed Consolidated Financial Statements in this Form 10-Q for additional information on our financial instruments.

Goodwill

Goodwill involves the application of significant management judgment.  For a discussion of the judgments involved in testing goodwill for impairment, see the Goodwill section on page 57 – 58 of our 2010 Form 10-K.

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PART II   OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

The following information supplements and amends the disclosure set forth under Part I, Item 3 “Legal Proceedings” on pages 25 – 26 of our 2010 Form 10-K.

We, in conjunction with other industry participants, continue to actively seek a solution to ARS’ illiquidity.

As of March 31, 2011, the balance of ARS held by our customers approximated $370 million.  Nearly 40% of the remaining balance of ARS currently held by our clients have been issued by Nuveen Investments (“Nuveen”), a large mutual fund sponsor.  During the current period, Nuveen has continued its redemption of certain ARS issues~~.~~ and in early May, announced purposed transactions that would enable the redemption of up to $94 million of the ARS held by our customers.  However, there can be no assurance those refinancings will ~~continue~~occur.  Should restructurings and refinancings continue, then clients’ holdings could be reduced further.  Were we compelled to repurchase all or a significant portion of the outstanding ARS held by our clients, we believe we now have the available cash to do so.  Refer to Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Sources of Liquidity,” in this Form 10-Q for more information regarding our liquidity.  Any such repurchase would result in the ARS securities being recorded on our books at their fair value, which could be less than their par value.  See Note 12 of the Notes to Condensed Consolidated Financial Statements for a discussion of the potential loss which could result from the difference between the par value and the fair value of the outstanding ARS held by our clients as of March 31, 2011.

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business. We are contesting the allegations in these cases and believe that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of our management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying condensed consolidated financial statements with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on our financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

Item 1A. RISK FACTORS

See Item 1A: Risk Factors, on pages 13 – 23 of our 2010 Form 10-K for a discussion of risk factors that impact our operations and financial results.  There have been no material changes in the risk factors as discussed therein.

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EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Six Months Ended
	March 31,		Year Ended September 30,
	2011	2010	2010	2009	2008	2007	2006

Earnings:
Pre-tax income excluding noncontrolling interests	$256,751	$159,044	$361,908	$248,774	$386,854	$392,224	$342,066
Fixed charges	40,566	40,509	81,250	75,369	409,300	514,543	309,759
Less: preferred stock dividends	-	-	-	-	-	-	-

Earnings	$297,317	$199,553	$443,158	$324,143	$796,154	$906,767	$651,825

Fixed charges:
Interest expense	$31, 048	$31,~~250~~107	$62,564	$56,921	$392,229	$499,664	$296,670
Estimated interest portion within rental expense	9,375	9,259	18,399	18,416	17,071	14,879	13,089
Amortization of debt issuance cost	143	~~-~~143	287	32	-	-	-
Preferred stock dividends	-	-	-	-	-	-	-

Total fixed charges	$40,566	$40,509	$81,250	$75,369	$409,300	$514,543	$309,759

Ratio of earnings to fixed charges and preferred stock dividends	7.33	4.93	5.45	4.30	1.95	1.76	2.10

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

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